

SECURIT 05043615 'N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorsey & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malcolm M. Dienes, L.L.C.
(Name – *if individual, state last, first, middle name*)

301 Magazine Street, 2nd Floor, New Orleans, LA 70130
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dorsey & Company, Inc.

New Orleans, Louisiana

June 30, 2005 and 2004

MALCOLM M. DIENES, L.L.C.

Certified Public Accountants



Jack D. Dienes, C.P.A. - John W. Theriot, C.P.A. - Patrick Carr, C.P.A. - Bobby Sperandeo, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Dorsey & Company, Inc. as of June 30, 2005 and 2004, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III and the audited Form X-17A-5 FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malcolm M. Dienes, LLC

Malcolm M. Dienes, L.L.C.
New Orleans, Louisiana
August 12, 2005, except for Note 14,
as to which the date is October 25, 2005

Dorsey & Company, Inc.

Statements of Financial Condition

June 30, 2005 and 2004

Assets

	2005	2004
Cash	$ 33,598	$ 52,576
Receivable from Brokers, Dealers and Clearing Organizations	193,428	958,080
Deposits with Clearing Organizations	49,915	50,048
Securities Owned, at Market Value	1,983,736	638,725
Securities Owned, Not Readily Marketable	-	56,700
Accrued Interest Receivable	8,473	8,684
Property and Equipment, Net	45,884	53,430
Other Assets	113,508	14,040
Total Assets	$ 2,428,542	$ 1,832,283

Liabilities and Stockholders' Equity

	2005	2004
Liabilities:		
Accounts Payable	$ 11,590	$ 20,586
Payable to Brokers, Dealers and Clearing Organizations	251,015	19,917
Accrued Salaries & Bonuses	202,584	153,788
Income Tax Payable	13,759	-
401(k) and Profit Sharing Plan Payable	346	1,038
Total Liabilities	479,294	195,329
Stockholders' Equity:		
Common Stock - $10 Par Value, 15,000 Shares Authorized, 10,000 Shares Issued and Outstanding at June 30, 2005 and 2004, respectively.	100,000	100,000
Paid in Capital	129,223	129,223
Retained Earnings	2,394,123	2,081,829
Treasury Stock - at cost, 4,900 Shares at June 30, 2005 and 2004, respectively.	(674,098)	(674,098)
Total Stockholders' Equity	1,949,248	1,636,954
Total Liabilities and Stockholders' Equity	$ 2,428,542	$ 1,832,283

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Income

For the Years Ended June 30, 2005 and 2004

	2005	2004
Income:		
Net Dealer Inventory and Investment Gains	$ 1,501,622	$ 1,330,234
Commissions	629,649	506,379
Advisory Fees	589,489	489,443
Interest and Dividends	271,040	181,847
Other	95,927	108,964
Total Income	3,087,727	2,616,867
Expenses:		
Advertising and Marketing	42,398	41,162
Automobile	7,271	5,688
Brokers' Services	149,894	150,869
Commissions	1,073,781	1,001,128
Depreciation	7,546	6,625
Donations	2,534	3,473
Dues and Subscriptions	39,701	39,841
Employee Benefit Programs	57,505	68,404
Insurance	10,594	13,258
Interest	29,079	23,876
Meals and Entertainment	13,410	8,864
Office Expense	194,149	181,094
Professional Fees	46,746	55,770
Rent - Office	83,700	47,700
Rent and Maintenance - Equipment	47,140	44,074
Salaries and Bonuses - Employees	326,697	320,030
Salaries - Officers	305,138	208,000
Taxes and Licenses	127,222	106,992
Telephone	23,708	24,208
Travel	14,471	11,621
Utilities	10,568	9,783
401(k) and Profit Sharing Expense	82,120	36,166
Total Expenses	2,695,372	2,408,626
Income before Income Taxes	392,355	208,241
Income Taxes:		
Current	13,761	-
Net Income	$ 378,594	$ 208,241

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Retained Earnings

For the Years Ended June 30, 2005 and 2004

	2005	2004
Balance - Beginning of Year	$ 2,081,829	$ 1,873,588
Dividends Paid	(66,300)	(-)
Net Income (Loss)	378,594	208,241
Balance - End of Year	$ 2,394,123	$ 2,081,829

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended June 30, 2005 and 2004

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - June 30, 2003	$ 100,000	$ 129,223	$ 1,873,588	$(674,098)	$ 1,428,713
Net Income (Loss)	-	-	208,241	-	208,241
Balance - June 30, 2004	$ 100,000	$ 129,223	$ 2,081,829	$(674,098)	$ 1,636,954
Dividends Paid	-	-	(66,300)	-	(66,300)
Net Income (Loss)	-	-	378,594	-	378,594
Balance - June 30, 2005	$ 100,000	$ 129,223	$ 2,394,123	$(674,098)	$ 1,949,248

See Notes to Financial Statements

Dorsey & Company, Inc.

Statements of Cash Flows

For the Years Ended June 30, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 378,594	$ 208,241
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	7,546	6,625
(Increase) Decrease in Assets:		
Receivable from Brokers, Dealers and Clearing Organizations	764,652	(811,936)
Deposits with Clearing Associations	133	166
Securities Owned	(1,345,013)	801,867
Securities Owned, Not Readily Marketable, At Cost	56,700	35,850
Accrued Interest Receivable	211	5,071
Other Assets	(99,468)	76,684
Increase (Decrease) in Liabilities:		
Payable to Brokers, Dealers and Clearing Organizations	231,098	(266,825)
Accounts Payable and Accrued Expenses	39,801	3,002
Income Tax Payable	13,760	-
Pension Plan Payable	(692)	1,038
Net Cash provided (Used) by Operating Activities	47,322	59,783
Cash Flows from Investing Activities:		
Purchase of Property and Equipment	-	(20,081)
Cash Flows from Financing Activities:		
Dividends Paid	(66,300)	-
Net Increase (Decrease) in Cash	(18,978)	39,702
Cash at Beginning of Year	52,576	12,874
Cash at End of Year	$ 33,598	$ 52,576
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$ 29,079	$ 23,876

See Notes to Financial Statements

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2005 and 2004

1. Business Activity

Dorsey & Company, Inc. is located in New Orleans, Louisiana and provides professional investment counseling, securities brokerage, and other financial services to clientele.

2. Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Securities Transactions

Customer securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis. The Company security transactions are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 39 years.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2005 and 2004

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Payable to Clearing Broker

The payable to clearing broker is for Company transactions and is collateralized by Company securities. Interest is charged at the broker call rate, which is 3.00% and 2.75% at June 30, 2005 and 2004, respectively.

4. Securities Owned

Securities owned consist of trading securities at quoted market values as follows:

	2005	2004
Government Bonds	$ 224,652	$ -
State and Municipal Bonds	1,568,645	425,171
Corporate Bonds	120,854	126,824
Corporate Stocks	69,585	86,730
Total	$ 1,983,736	$ 638,725

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2005 and 2004

5. Property and Equipment

Property and equipment consists of the following:

	2005	2004
Leasehold Improvements	$ 36,696	$ 36,696
Furniture and Equipment	92,707	106,296
Less: Accumulated Depreciation	(83,519)	(89,562)
Total Property and Equipment	$ 45,884	$ 53,430

Depreciation expense for June 30, 2005 and 2004 amounted to $7,546 and $6,625, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital and net capital requirements were as follows:

	2005	2004
Net Capital	$ 1,622,825	$ 1,435,160
Net Capital Requirements	(250,000)	(250,000)
Excess of Required Net Capital	$ 1,372,825	$ 1,185,160
Aggregate Indebtedness	$ 383,294	$ 175,412
Ratio of Aggregate Indebtedness to Net Capital	.24 to 1	.12 to 1

7. Liabilities Subordinated to Claims of General Creditors

At June 30, 2005 and 2004, the Company did not have any liabilities subordinated to claims of general creditors.

8. 401(k) and Profit Sharing Plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, but not in excess of the maximum deduction allowable for income tax purposes. Contributions to the plan for the year ended June 30, 2005 totaled $35,000.

The Company adopted a 401(k) retirement plan for its employees effective July 1, 1999. Employees are eligible to participate after one year of service and attaining the age of 21. Under the terms of the Plan, employees are entitled to contribute up to 20% of their total compensation within limitations established by the Internal Revenue Code. At the discretion of the Board of Directors, the Company may make contributions based on a percentage of each employee's compensation. Contributions to the plan for the years ended June 30, 2005 and 2004 totaled $47,120 and $36,166, respectively.

9. Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in New Orleans, Louisiana. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2005, the Company had no uninsured balances.

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2005 and 2004

10. Income Taxes

The reconciliation of net income to taxable income is as follows:

	2005	2004
Net Income (Loss)	$ 378,594	$ 208,241
Federal Non-Deductible Expenses	21,520	23,314
Federal Non-Taxable Income	(52,563)	(50,476)
Taxable Income (Loss) before Net Operating Loss and Special Deductions	347,551	181,079
Special Deductions	(1,488)	(902)
Taxable Income Before Net Operating Loss Deduction	346,063	180,177
Prior Period Net Operating Loss Deduction	(346,063)	(180,177)
Taxable Income (Loss)	$ 0	$ 0

Income taxes consist of state income taxes in the amount of $13,761.

The Company has loss carry-forward totaling $6,030 that may be offset against future taxable income. If not used, the carry-forward will expire as follows:

Operating Losses	Expiration
$ 6,030	2023

Dorsey & Company, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2005 and 2004

10. Income Taxes (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary difference that gives rise to the deferred tax asset is the net operating loss carry-forward.

11. Commitments and Contingencies

Leases

The Company entered into a fifteen-year lease for its New Orleans Office on July 1, 1989. Effective January 1, 2004, this lease was amended and will expire on November 30, 2021. The new monthly rate is $5,975. The lessor is an officer/stockholder of the Company. Rent paid under this lease for the years ended June 30, 2005 and 2004 totaled $83,700 (which include prior catch-up payments) and $47,700, respectively.

The required minimum lease payments are as follows:

Fiscal Year Ending June 30,	Amount
2006	71,700
2007	71,700
2008	71,700
2009	71,700
2010	71,700
Thereafter	818,575

12. Related Party Transactions

The Company has related party rental transactions with a stockholder/officer of the corporation as discussed in Note 11.

13. Contingencies

The Company is involved in several legal disputes, both for and against the Company, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of the disputes would not be material to the Company's financial position.

14. Subsequent Event

In August, 2005, the Company's building in New Orleans, Louisiana sustained minor damage and its operations were interrupted for several days due to Hurricane Katrina. The Company does not expect to realize any material losses because it was adequately covered by insurance.

Dorsey & Company, Inc.

Supplemental Information Report

June 30, 2005

Dorsey & Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

June 30, 2005

Net Capital:	
Total Stockholders' Equity	$ 1,949,248
Non-allowable Assets:	
Property and Equipment	45,884
Other Assets - Miscellaneous	143,833
Net Capital before Haircuts	1,759,531
Haircuts on Securities:	
Reductions in Value of Trading and Investment Securities and Underwriting Commitments	136,707
Net Capital	1,622,824
Less: The Greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess Net Capital	$ 1,372,824
Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 383,294
	$ 383,294
Ratio of Aggregate Indebtedness To Net Capital	.24 to 1

Schedule II

Dorsey & Company, Inc.

Reconciliation of Audited and Unaudited Financial Statements

June 30, 2005

Total Assets Per Unaudited Financial Statements	Total Assets Per Audited Financial Statements	Difference
$ 2,391,864	$ 2,428,542	$ 36,678

Total Liabilities and Equity Per Unaudited Financial Statements	Total Liabilities and Equity Per Audited Financial Statements	Difference
$ 2,391,864	$ 2,428,542	$ 36,678

Total Assets or Liabilities and Equity, per unaudited financial statements	$	2,391,864
Accrual of Muni-bond Underwriting Income		30,325
Adjustment to Depreciation Expense		6,353
Total Adjustment Increase		36,678
Total Assets or Liabilities and Equity, Per audited financial statements	$	2,428,542

Schedule III

Dorsey & Company, Inc.

Statement Regarding Material Inadequacies

June 30, 2005

No material inadequacies were found to exist since the date of our previous audit, June 30, 2004.

The system of internal control and the internal procedures and safeguards adopted for the protection of customers' securities were reviewed by us and are adequate. See separate report on internal control.

There were no material irreconcilable differences between the unaudited and audited Focus Report.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: DORSEY & COMPANY, INC. [0013]

SEC File Number: 8- 7541 [0014]

Address of Principal Place of Business: 511 GRAVIER STREET [0020]

NEW ORLEANS [0021] LA [0022] 70130-2701 [0023]

Firm ID: 1668 [0015]

For Period Beginning 07/01/2004 [0024] And Ending 06/30/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: RAYMOND A. THOMPSON, SR. VICE [0030] Phone: (504) 524-5431 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]



ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	33,598 [0200]		33,598 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	161,097 [0295]		
	B. Other	51,922 [0300]	30,324 [0550]	243,343 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	1,568,645 [0418]		
	B. Debt securities	345,505 [0419]		
	C. Options	[0420]		
	D. Other securities	69,586 [0424]		
	E. Spot commodities	[0430]		1,983,736 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted			

securities [0150]			
B. Other securities [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	45,884 [0680]	45,884 [0920]
11. Other assets	8,473 [0535]	113,508 [0735]	121,981 [0930]
12. **TOTAL ASSETS**	2,238,826 [0540]	189,716 [0740]	2,428,542 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	251,015 [1114]	[1315]	251,015 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	132,279 [1205]	96,000 [1385]	228,279 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders			

[0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	383,294 [1230]	96,000 [1450]	479,294 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	100,000 [1792]
C. Additional paid-in capital	129,223 [1793]
D. Retained earnings	2,394,123

		[1794]
	E. Total	2,623,346 [1795]
	F. Less capital stock in treasury	-674,098 [1796]
24.	TOTAL OWNERSHIP EQUITY	1,949,248 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	2,428,542 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 07/01/2004 [3932] Period Ending 06/30/2005 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	188,459 [3935]
	b. Commissions on listed option transactions	7,497 [3938]
	c. All other securities commissions	433,692 [3939]
	d. Total securities commissions	629,648 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	1,038,074 [3949]
	c. Total gain (loss)	1,038,074 [3950]
3.	Gains or losses on firm securities investment accounts	-2,410 [3952]
4.	Profit (loss) from underwriting and selling groups	80,854 [3955]
5.	Revenue from sale of investment company shares	385,103 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	589,489 [3975]
8.	Other revenue	366,969 [3995]
9.	Total revenue	3,087,727 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	305,138 [4120]
11.	Other employee compensation and benefits	1,606,112 [4115]
12.	Commissions paid to other broker-dealers	[4140]
		29,079

13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		36,155 [4195]
15.	Other expenses		732,648 [4100]
16.	Total expenses		2,709,132 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		378,595 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		378,595 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		1,949,248 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		1,949,248 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		1,949,248 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	189,716 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-189,716 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		1,759,532 [3640]
9.	Haircuts on securities (computed, where		

applicable, pursuant to 15c3-1(f)):

A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities borrowings**	[3670]	
C.	**Trading and investment securities:**		
	1. Exempted securities	90,673 [3735]	
	2. Debt securities	17,102 [3733]	
	3. Options	[3730]	
	4. Other securities	28,932 [3734]	
D.	**Undue Concentration**	[3650]	
E.	**Other (List)**		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-136,707 [3740]
10.	Net Capital		1,622,825 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	25,552 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	1,372,825 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	1,584,495 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			383,294 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			383,294 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 24 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,636,954 [4240]
A.	Net income (loss)		378,595 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	-66,300 [4270]
2.	Balance, end of period (From item 1800)		1,949,249 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

MALCOLM M. DIENES, L.L.C.
Certified Public Accountants


M
M

Jack D. Dienes, C.P.A. - John W. Theriot, C.P.A. - Patrick Carr, C.P.A. - Bobby Sperandeo, C.P.A.

INDEPENDENT AUDITOR'S REPORT
On Internal Control Structure required by SEC Rule 17a-5

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.
New Orleans, Louisiana

In planning and performing our audit of the financial statements of Dorsey & Company, Inc., (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Complying with the requirements of the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Independent Member BKR International - Represented in Major Cities Worldwide

301 Magazine St., 2nd Floor - New Orleans, Louisiana 70130 - (504) 588-9288 - Fax (504) 588-9323 - www.malcolmdienes.com

To the Board of Directors and Stockholders of
Dorsey & Company, Inc.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedure that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and us to the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Malcolm M. Dienes, LLC

Malcolm M. Dienes, L.L.C.
New Orleans, Louisiana
August 12, 2005